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FOR IMMEDIATE RELEASE


Contact:      The Herman Group, Inc.
              800-738-5516
              Attention: Sherri Herman




                KRESCENT PARTNERS INCREASES OFFER PRICE TO $370


                AMERICAN HOLDINGS I JOINS KRESCENT TENDER OFFER



       NEW YORK, NEW YORK (January 9, 1997) -- KRESCENT PARTNERS L.L.C. ("Krescent") has announced that it increased its offer price to purchase outstanding Units of Investor Limited Partnership Interests ("Units") of Krupp Realty Fund, Ltd.-III (the "Partnership") to $370 PER UNIT. Krescent previously announced that its offer is now scheduled to expire at 12:00 midnight, New York City time, on January 31, 1997.

       Krescent also announced that it entered into an agreement with American Holdings I, L.P. ("AHI"), an affiliate of American Real Estate Partners, L.P., pursuant to which AHI will purchase a portion of the Units tendered to Krescent in the offer. In contemplation of this agreement, AHI terminated its offer to purchase up to 4.9% of the outstanding Units. To the best of Krescent's and AHI's knowledge, as of the date hereof this letter, Krescent's offer is the only outstanding tender offer to purchase units in the Partnership.

       For additional information, contact The Herman Group, Inc., the Information Agent/Depositary for the Offer by Krescent Partners, at 800-738-5516.